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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Shiloh Industries, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   824543 10 2
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                                 (CUSIP Numbers)

                                 Curtis E. Moll
                                MTD Products Inc
                                5965 Grafton Road
                             Valley City, Ohio 44280
                                  330-225-2600

                                 With a copy to:
                             David J. Hessler, Esq.
                      Wegman, Hessler, Vanderburg & O'Toole
                            6100 Rockside Woods Blvd.
                              Cleveland, Ohio 44131

                                  216-642-3342


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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 8, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                  This Amendment No. 2 amends and supplements the Amendment No.
1 filed on July 28, 1997 and the Schedule 13D filed on June 23, 1997 (the "Schedule 13D") relating to the Common Stock, $.01 par value per share (the "Common Stock"), of Shiloh Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Suite 350, 1013 Centre Road, Wilmington, Delaware 19805. All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the Schedule 13D is hereby amended and restated in its entirety with the following:

                  If the transaction described in Item 4 below is consummated, it is anticipated that the aggregate amount of funds required by MTD Products Inc ("MTD") to purchase the shares of Common Stock of the Company owned by the Individual Reporting Persons (as defined below) will be obtained either through existing credit facilities or through the private placement of debt or equity securities of MTD.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4(a) of the Schedule 13D is hereby amended and restated in its entirety by the following:

                  MTD notified the Company that it was withdrawing its offer to acquire all of the outstanding shares of Common Stock of the Company not owned by MTD for a price of $19.00 per share. In addition, MTD and each of Dominick C. Fanello and James C. Fanello agreed to terminate the letter agreements dated July 11, 1997 between MTD and each of Dominick C. Fanello and James C. Fanello with respect to the purchase of the shares of Common Stock beneficially owned by such individuals. Although MTD has no current plans or intentions to acquire all the outstanding shares of Common Stock of the Company not owned by MTD, MTD has offered, subject to negotiation and execution of definitive documentation, to purchase all of the Common Stock beneficially owned by Dominick C. Fanello, James C. Fanello, Rose M. Fanello and Kathleen M. Fanello (the "Individual Reporting Persons") for a price of $19.00 per share. The Individual Reporting Persons owned in the aggregate approximately 27.8% of the outstanding Common Stock of the Company. The terms and conditions of the proposed acquisition of the shares of Common Stock beneficially owned by the Individual Reporting Persons are subject to further review and negotiation. As a result, no assurances can be given that MTD and the Individual Reporting Persons will reach agreement on the terms and conditions of the purchase of such shares or if reached that such purchase of shares will be consummated.

                  Items 4(b)-(j) of the Schedule 13D are hereby amended and restated in their entirety with the following:

                  Except as otherwise disclosed herein, the Reporting Persons do not have any plans or proposals which would relate to or result in:

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the issuer;

                  (f) Any other material change in the issuer's business or corporate structure;

                  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the issuer to cease to be quoted on the Nasdaq National Market;

                  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

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                  (j) Any action similar to any of those enumerated above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety with the following:

                  Dominick C. Fanello and James C. Fanello agreed to terminate each of the letter agreements dated July 11, 1997 between MTD Products Inc and each of Dominick C. Fanello and James C. Fanello with respect to the purchase of the shares of Common Stock beneficially owned by such individuals.

                  The last paragraph of the Schedule 13D is hereby deleted.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.6 Termination Letter, dated as of August 12, 1997 by and between MTD Products Inc and Dominick C. Fanello.

Exhibit 99.7 Termination Letter, dated as of August 12, 1997 by and between MTD Products Inc and James C. Fanello.

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 13, 1997

MTD Products Inc                                  Dominick C. Fanello

By:      /s/ Ronald C. Houser                        /s/ Dominick C. Fanello
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Name: Ronald C. Houser
Title: Chief Financial Officer

James C. Fanello                                  Rose M. Fanello


     /s/ James C. Fanello                             /s/ Rose M. Fanello
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Kathleen M. Fanello


   /s/ Kathleen M. Fanello
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